

May 15, 2024

Adam Stone
Chief Executive Officer
Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, New York 10003

      Re: Perceptive Capital Solutions Corp
          Draft Registration Statement on Form S-1
          Submitted April 16, 2024
          CIK No. 0002017526

Dear Adam Stone:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 16, 2024

Experience with Special Purpose Acquisition Vehicles, page 4

1.   On pages 4-5 where you discuss the prior SPAC/de-SPAC experience of your management team, and elsewhere as appropriate, please disclose the current trading price of each post-combination publicly listed entity's common stock.

Risk Factors
Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination
If we are deemed to be an investment company under the Investment Company Act ..., page 53

2.   Please expand your disclosure to include the risk to investors of the loss of the investment opportunity in a target company. Additionally, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered

investment company.

Effecting Our Initial Business Combination

Employees, page 115

3.   We refer to your disclosure on page 26 regarding payments to your sponsor for the allocable costs of employees of an affiliate of your sponsor or otherwise. Please revise here or elsewhere as applicable to describe the material terms of any such arrangements.

Principal Shareholders, page 127

4.   Please revise to identify Perceptive Advisors as a promoter or advise us as appropriate.

Description of Securities

Contractual transfer restrictions, page 147

5.   Please reconcile your disclosures here and elsewhere regarding the duration of the transfer restrictions applicable to the founder shares. More specifically, we note several references to "the restriction not to transfer the founder shares for 180 days following the date of this prospectus," which is inconsistent with the transfer restriction lasting, in part, until one year after the completion of your initial business combination.

Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson